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[LITTELFUSE LOGO]
800 E. Northwest Highway
Des Plaines, Illinois  60016


July 26, 2006


Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549


Subject: Comments on Form 10-K for the fiscal year ended December 31, 2005 File No. 0-20388
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Dear Ms. Crane:

    We have received and reviewed your letter dated July 13, 2006 to Mr. Philip
G. Franklin regarding review comments related to our Form 10-K for the fiscal year ended December 31, 2005. Below are our responses to your comments.

Form 10-K for the period ending 12/31/05
Notes to Consolidated Financial Statements, page 18
Note 13. Business Segment Information, page 35

    1. Please note that the required SFAS 131 disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Response
We agree to revise the segment disclosure to present tangible long-lived assets by geographic area in future filings.

    2. If revenue derived from any particular foreign country is material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) FAS131.

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Response
We agree to disclose the amount of revenue from particular foreign countries if material in future filings.

Selected Financial Data, page 38

Quarterly Results of Operations, page 39

    3. We note that you revised third quarter 2005 results for your accounting related to "Ireland severance cost." Please tell us the nature of the severance costs, and how they were determined. Explain in greater detail why you believe that the cost should be accounted for in accordance with SFAS 112, instead of SFAS 146.

Response

Littelfuse management decided to transfer the manufacture of certain product lines to the Far East. The action resulted in a staff reduction of a total of 35 individuals in our Ireland facility. Specific job classifications were identified and the plan was finalized and communicated to the affected employees in August 2005. The specific termination benefits were established through union contracts, past practice and Irish regulations. The effected individuals were entitled to receive six weeks compensation for each year they were employed. The amount that Littelfuse was obligated to pay to involuntarily terminated employees was probable and reasonably estimable as of the end of the third quarter 2005.

Based upon the above facts, we believe that we did not meet all of the requirements of paragraph 8 of FASB Statement No. 146. Specifically, we do not meet the definition of a one-time termination benefit as described in FASB Statement No. 146, which is:

     " An arrangement established by a plan of termination that applies for a specified termination event or for a specified future period.(7)

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     (7)Absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits."

As a result of the termination benefit being directly linked to existing union contracts, past termination practices and Irish regulation it does not meet the definition of a one-time termination benefit.

However, Littelfuse needed to recognize a liability for the planned termination of the 35 employees using the guidance in FASB Statement No. 112. Specifically, we needed to recognize a liability for the planned terminations as of August 2005 because:

    o Our obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered. The amount of the compensation is based on the number of years that an employee has already worked for the Company.


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    o   Our obligation relates to rights that accumulate. For each year worked for the Company the employee is entitled to receive six weeks of compensation. Similar termination benefits have been provided previously.

    o Our payment of the compensation was probable. We had already committed to the termination plan and before the release of our consolidated financial statements we had already terminated 5 employees.

    o We can reasonably estimate the amount of compensation. For each employee identified for termination, the amount of the termination benefit is determinable by multiplying the number of years of past service by six weeks of the terminated employee's current pay.

Form 10-Q for the period ended April 1, 2006

Condensed Consolidated Statements of Cash Flows, page 3

    4. We believe your presentation of cash flow related to discontinued operations is inconsistent with SFAS95 because you presented the combined operating, investing, and financing cash flows of discontinued operations as a single amount rather than classifying discontinued operations by activity -- operating, investing, and financing -- within the body of the cash flow statement itself as required by SFAS95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

        o You change your presentation to address the point noted above and to comply with SFAS 95 in your next periodic report.

        o If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

        o You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.

        o You make specific and prominent footnote disclosures to the effect that the company has separately disclosed the operating, investing, and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount

        o Since your next periodic report is on a Form 10-Q, you quantify and present separate totals of operating, investing, and financing cash flows from discontinued operations for the most recently completed three fiscal years.

Response
Littelfuse management elected to combine discontinued operations cash flows into one lump sum as no single line item was material. No single line exceeded 5% or $500,000 of operating, investing, or financing cash flows for the period ended April 1, 2006.



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Form 8-K filed May 9, 2006

    5. Your disclosure related to the non-GAAP measures included in Form 8-K filed on May 9, 2006 does not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion of the following for each non-GAAP measure:

        o The substantive reasons why management believes each non-GAAP financial measure provides useful information to investors;

        o The specific manner in which management uses each non-GAAP measure to conductor evaluate its business;

        o The economic substance behind management's decision to use each measure; and o The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

        Also, we note that you present and discuss other non-GAAP measures, including sales excluding the impact of foreign currency and free cash flow, which you do not provide reconciliations. Please include a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

Response
We will include a discussion of all items noted above and provide a reconciliation to the directly comparable GAAP measure when presenting any non-GAAP financial measures in future filings.

    In connection with our response, we acknowledge that:

    a) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding these matters at (847) 391-0566.

Sincerely,

/s/ Philip G. Franklin
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Philip G. Franklin
Vice President,
Operations Support & CFO



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